Goldman Sachs Funds

REAL ESTATE SECURITIES FUND

Annual Report December 31, 2002

Long-term growth of capital

and dividend income through

a diversified portfolio of REITs.

Goldman Sachs

Market Overview

Dear Shareholder:

Despite a mild economic recovery, a confluence of events served to drag down the global equity markets in 2002. Barring major or prolonged geopolitical events, the fundamentals are in place for moderate economic and corporate profit growth in 2003. This could set the stage for more favorable equity returns, and consequently lower expectations for the bond market.

An Uneven Economic Rebound

As the fiscal year began in January 2002, the events of September 11, 2001 continued to reverberate throughout the world. However, based on initial estimates, the U.S. economy's average growth rate was 2.4% in 2002, following its anemic 0.3% rise in 2001.

While economic expansion was a welcome relief, growth rates were uneven at best. During the first quarter of 2002, the U.S. gross domestic product ("GDP") grew a strong 5.0% annual rate. Unfortunately, this positive news was overshadowed by a series of highly publicized accounting scandals, geopolitical concerns, and stock market volatility. These factors served to drag the economy down, with GDP slowing to a 1.3% annual rate during the second quarter. The economy displayed renewed strength during the third quarter, with solid consumer spending and a buoyant housing market helping GDP to rise 4.0%. However, during the last three months of the year, the initial growth estimate for GDP was a weak 0.7%. The prospects for war with Iraq, escalating tensions with North Korea, a slowdown in auto sales, and tepid holiday spending all hurt the economy. Acknowledging that consumer and business confidence was wavering, the Federal Reserve Board moved into action in early November by lowering the federal funds rate to 1.25%, a 41-year low.

Equities Fall Sharply

Overall, the global equity markets posted disappointing results during the reporting period. In the U.S., the S&P 500 Index fell 22.1% in 2002 — its worst performance since 1974. This also marked the third consecutive year that equities declined — the first such occurrence since 1939-1941. The market's downturn was widespread as every sector in the S&P 500 Index declined, with Technology stocks registering the weakest performance.

The decline in the equity markets can not be attributed to a single factor but rather a confluence of negative events that collectively undermined investor confidence. These included the threat of terrorism, weak corporate profits, accounting scandals, concerns about allegations of conflicts of interest among Wall Street investment banking businesses and equity research analysts, overall market volatility, and the increasing likelihood of war in Iraq.

As they did in 2001, the equity markets rallied during the fourth quarter of 2002. After reaching a five-year low in October, stock prices rose sharply as much of the negative news appeared to be priced into the market. Investors were also encouraged by better-than-expected third quarter earnings reports. Unfortunately, it was a case of "too little, too late" to erase the market's previous weakness.

NOT FDIC-INSURED

May Lose Value

No Bank Guarantee

Outlook: Reasons for Optimism

We believe the fundamentals are in place for the economic recovery to continue in 2003 and help drive stock prices higher. Consumers remain resilient and other positive forces for growth could come from increased spending in the government sector and a rebuilding of inventories. We are also encouraged by recent reports that corporate investments appear to be rising. After falling steadily since the fourth quarter of 2000, business spending rose 1.5% during the fourth quarter of 2002. In particular, computer and software expenditures rose sharply. We expect business investment and hiring to accelerate as corporate profits return.

We also believe that several of the negative factors that hurt the economy and stock prices in 2002 may be less of an issue in 2003.

- **Corporate Profits —** Corporate profits from current operations have risen from their trough of late 2001. We've also seen corporate balance sheets improve and labor productivity increase at a good pace.

- **Accounting Irregularities —** There have been dramatic steps taken by regulators designed to improve the area of corporate accounting. We believe the enactment of laws requiring cleaner and more complete corporate disclosures have set the stage for reduced investor cynicism and lower risk aversion.

- **Inventories —** The major imbalances in inventories that inhibited growth in 2000 and 2001 have been removed. This could lead to increased production in 2003.

- **Deflation —** Certain sectors, such as Technology, have experienced steep price declines. However, we are relatively unconcerned about widespread deflation as falling goods prices have slowed in recent quarters.

We recognize that there remain several risks that could adversely affect the economy and equity markets in 2003. As we write this letter, the timeline regarding a war with Iraq is drawing to a critical point. A prolonged military conflict could lead to sharply higher oil prices and curtail both consumer and business spending. Increased terrorist activity could also be extremely unsettling. Finally, rising unemployment could cause consumer confidence to suffer.

In summary, while risks exist, the fundamentals are in place for moderate economic and corporate profit growth in 2003. This could set the stage for more favorable equity returns and, consequently, lower expectations for the bond market.

As always, we appreciate your investment in the Goldman Sachs Funds and look forward to continuing to serve your financial needs in the years to come.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

February 3, 2003

Fund Basics

as of December 31, 2002

Assets Under Management

$223.6 Million

Number of Holdings

45

NASDAQ SYMBOLS

Class A Shares

GREAX

Class B Shares

GREBX

Class C Shares

GRECX

Institutional Shares

GREIX

Service Shares

GRESX

PERFORMANCE REVIEW

January 1, 2002– December 31, 2002	Fund Total Return (based on NAV)[1]	Wilshire Real Estate Securities Index[2]
Class A	2.91%	2.68%
Class B	2.12	2.68
Class C	2.11	2.68
Institutional	3.31	2.68
Service	2.78	2.68

[1] The net asset value(NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Wilshire Real Estate Securities Index is a market capitalization-weighted index comprised of publicly traded real estate investment trusts (REIT) and real estate operating companies. The Index is unmanaged and does not reflect any fees or expenses.

STANDARDIZED TOTAL RETURNS[3]

For the periods ended 12/31/02	Class A	Class B	Class C	Institutional	Service
One Year	-2.74%	-2.98%	1.09%	3.31%	2.78%
Since Inception (7/27/98)	5.47	5.60	6.09	7.25	6.80

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 12/31/02[4]

Holding	% of Total Net Assets	Line of Business
Starwood Hotels & Resorts Worldwide, Inc.	5.6%	Hotels
General Growth Properties, Inc.	5.4	Regional Malls
ProLogis Trust	5.3	Industrial
Boston Properties, Inc.	4.7	Office
Equity Office Properties Trust	4.6	Office
Vornado Realty Trust	4.6	Office Industrials
Catellus Development Corp.	4.3	Development
Apartment Investment & Management Co.	3.9	Apartments
Brookfield Properties Corp.	3.8	Office
CBL & Associates Properties, Inc.	3.7	Regional Malls

[4] The top 10 holdings may not be representative of the Fund's future investments.

An investment in Real Estate Securities is subject to greater price volatility and the special risks associated with direct ownership of real estate.

Performance Overview

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Real Estate Securities Fund during the one-year reporting period that ended December 31, 2002.

Performance Review

Over the one-year period that ended December 31, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns of 2.91%, 2.12%, 2.11%, 3.31%, and 2.78%, respectively. These returns compare to the 2.68% cumulative total return of the Fund's benchmark, the Wilshire Real Estate Securities Index (with dividends reinvested).

REIT Market Review

For the third straight year, real estate securities outperformed most other major indices, including the S&P 500 Index, the Nasdaq Composite Index, and the Russell 2000 Index. In fact, real estate securities now have higher total returns over the past three-, five-, and ten-year periods than any of the aforementioned indices. We attribute much of the more recent outperformance to investors' search for lower volatility and yield, with spreads to Treasuries near all-time highs. Nonetheless, while the majority of companies' dividends appear to be safe, the underlying fundamentals continue to be weak and are hindering earnings growth in this defensive sector. Job creation will be critical to a turnaround in fundamentals.

While it is important to note that earnings estimates are being reduced, it is also important to note that the majority of companies in which we invest are still projecting either flat or slightly positive year-over-year growth. The glaring exception is the Apartment sector, where earnings will most certainly be down year-over-year. Low interest rates enticing renters to buy and few new jobs are keeping a lid on demand while above-average levels of new construction are oversupplying the market. This combination will keep earnings weak and valuations down for the foreseeable future. Other sectors appear appropriately valued given their underlying fundamentals.

Portfolio Positioning

During the reporting period, the Fund's stock selection in the Mall, Diversified, and Industrial sectors enhanced results. The common thread in those stocks that generated strong results was that they were higher-quality, lower-yielding companies.

While our sector bet on Lodging is much smaller, we feel even stronger about the long-term prospects for this sector's prospects. We do, however, expect to have to withstand higher volatility over the intervening period. The overhang of possible aggression with Iraq combined with the continued focus by businesses on expense reduction rather than revenue generation has resulted in greatly diminished travel. These factors have subsequently led to pricing pressure on the stocks in this area. Once hostilities diminish in the Middle East, investors may feel more comfortable investing in this sector. Further, the transient business traveler is the most profitable customer for hotels. When business travelers hit the road again, we believe earnings for this sector should increase. Lastly, while demand has created concern, decreasing supply of new hotels (aggregate construction is off over 50%) combined with extremely cheap company valuations (trading at, on average, 45% below replacement cost) has created compelling opportunities. Any earnings growth will be augmented by both financial and operating leverage and should produce strong growth rates. Based on the above, we are comfortable accepting any interim increased volatility in order to take advantage of long-term benefits of current valuations.

We remain roughly market-weight in most other sectors and will, therefore, expect any future outperformance versus the benchmark to come from stock selection rather than sector selection.

Portfolio Highlights

■ **Starwood Hotels & Resorts Worldwide, Inc. ("Starwood")** — Starwood remains the Fund's largest holding for a number of reasons. First, its management has shown a keen ability to generate earnings even in a difficult economic environment. This has been accomplished through aggressive expense reduction, thoughtful investment in existing assets and brands, and appropriate capital allocation. Second, at current valuations, Starwood trades significantly below replacement cost, providing tremendous value. Third, new supply in the upscale segment, in which most of Starwood's properties reside, continues to drop. As the economy rebounds and demand increases, new supply in this segment will take years to complete, providing what we believe will be superior earnings growth for Starwood for an extended time period.

■ **ProLogis Trust ("ProLogis")** — ProLogis was up over 24% during 2002. The company is the dominant industrial space-and-service provider, both domestically and internationally. Building its franchise has not been inexpensive or quick but it has set the stage for what we believe will be superior returns going forward. With over 170 million square feet of industrial space and global development expertise, ProLogis is the provider of choice for most users. As a clear example of this, after only two years in Japan, the company is already the number one developer of distribution space in Tokyo.

■ **General Growth Properties, Inc. ("General Growth Properties") and CBL & Associates Properties, Inc. ("CBL")** — General Growth Properties and CBL each returned in excess of 30% over the period. These companies have among the best management teams and strongest balance sheets in the Mall and Retail areas. Furthermore, their performance illustrates the importance of yield and stability of long-term leases. Even in the current difficult economic environment, General Growth Properties and CBL have grown their earnings.

Portfolio Outlook

Our analysis leads us to believe that modest deterioration will continue in most real estate markets at least for the first half of 2003. This is based on the observation that, while the economy seems to have bottomed, it is showing few signs of rebounding robustly. With real estate historically a lagging sector, the best we can hope for the space markets is a late 2003 recovery.

Looking out into late this year and 2004, we are cautiously optimistic about the real estate markets. The current economic climate has resulted in a dearth of new construction in most sectors, with aggregate construction numbers off almost 40% year-over-year and fully 60% in the Office sector. This drop in new construction is already leading to dwindling new supply. When the recovery gains momentum and creates new jobs, demand for real estate space will increase. This increase will come at a time of diminished supply. This should result in pricing power for real estate owners in 2004 and beyond, allowing the public real estate operating companies to generate outsized earnings growth.

We remain confident and focused on our fundamental premise that good companies with superior management and strategies will outperform over time. As such, we are comfortable with the current positioning of the Fund.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Real Estate Securities Investment Team

January 9, 2003

Performance Summary

December 31, 2002

The following graph shows the value as of December 31, 2002, of a $10,000 investment made on July 27, 1998 (commencement of operations) in Class A shares (with the maximum sales charge of 5.5%) of the Goldman Sachs Real Estate Securities Fund. For comparative purposes, the performance of the Fund's benchmark (the Wilshire Real Estate Securities Index) is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Real Estate Securities Fund's Lifetime Performance

Growth of a $10,000 Investment, with dividends reinvested, from July 27, 1998 to December 31, 2002.



Average Annual Total Return through December 31, 2002	Since Inception	One Year
Class A (Commenced July 27, 1998)		
Excluding sales charges	6.82%	2.91%
Including sales charges	5.47%	–2.74%
Class B (Commenced July 27, 1998)		
Excluding contingent deferred sales charges	6.05%	2.12%
Including contingent deferred sales charges	5.60%	–2.98%
Class C (Commenced July 27, 1998)		
Excluding contingent deferred sales charges	6.09%	2.11%
Including contingent deferred sales charges	6.09%	1.09%
Institutional Class (Commenced July 27, 1998)	7.25%	3.31%
Service Class (Commenced July 27, 1998)	6.80%	2.78%

Statement of Investments

December 31, 2002

Shares	Description	Value
Common Stocks – 97.8%		
Apartments – 13.3%		
232,500	Apartment Investment & Management Co.	$ 8,714,100
192,297	Archstone-Smith Trust	4,526,671
28,400	AvalonBay Communities, Inc.	1,111,576
80,400	BRE Properties, Inc.	2,508,480
67,800	Camden Property Trust	2,237,400
291,700	Equity Residential Properties Trust	7,169,986
103,600	Home Properties of New York, Inc.	3,569,020
		29,837,233
Development – 4.3%		
483,700	Catellus Development Corp.*	9,601,445
Factory Outlet – 1.9%		
128,600	Chelsea Property Group, Inc.	4,283,666
Hotels – 11.2%		
350,100	Equity Inns, Inc.	2,107,602
66,100	Hospitality Properties Trust	2,326,720
568,800	Host Marriott Corp.*	5,033,880
283,900	RFS Hotel Investors, Inc.	3,083,154
529,000	Starwood Hotels & Resorts Worldwide, Inc.	12,558,460
		25,109,816
Industrial – 7.8%		
176,500	Liberty Property Trust	5,637,410
472,200	ProLogis Trust	11,875,830
		17,513,240
Manufactured Housing – 1.5%		
115,000	Manufactured Home Communities, Inc.	3,407,450
Net Lease – 1.0%		
98,000	Entertainment Properties Trust	2,304,960
Office – 18.9%		
40,100	Alexandria Real Estate Equities, Inc.	1,708,260
287,200	Boston Properties, Inc.	10,586,192
56,000	Brandywine Realty Trust	1,221,360
420,500	Brookfield Properties Corp.	8,494,100
47,400	CarrAmerica Realty Corp.	1,187,370
415,387	Equity Office Properties Trust	10,376,367
141,900	Parkway Properties, Inc.	4,977,852
120,500	SL Green Realty Corp.	3,807,800
		42,359,301
Office Industrials – 12.5%		
74,500	Cousins Properties, Inc.	1,840,150
155,900	Duke-Weeks Realty Corp.	3,967,655

Shares	Description	Value
Common Stocks – (continued)		
Office Industrials – (continued)		
49,200	Highwoods Properties, Inc.	$ 1,087,320
148,200	Prentiss Properties Trust	4,191,096
690,860	Trizec Properties, Inc.	6,487,176
277,700	Vornado Realty Trust	10,330,440
		27,903,837
Other REIT – 1.8%		
139,900	iStar Financial, Inc.	3,924,195
Regional Malls – 11.7%		
208,700	CBL & Associates Properties, Inc.	8,358,435
230,300	General Growth Properties, Inc.	11,975,600
184,800	The Rouse Co.	5,858,160
		26,192,195
Retail – 0.6%		
50,000	Heritage Property Investment Trust	1,248,500
Self Storage – 1.5%		
103,200	Public Storage, Inc.	3,334,392
Shopping Centers – 9.8%		
76,700	Developers Diversified Realty Corp.	1,686,633
265,700	Kimco Realty Corp.	8,141,048
171,100	Pan Pacific Retail Properties, Inc.	6,250,283
32,200	Ramco-Gershenson Properties Trust	635,950
149,700	Simon Property Group, Inc.	5,100,279
		21,814,193
TOTAL COMMON STOCKS (Cost $201,137,335)		$218,834,423

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 2.5%			
Joint Repurchase Agreement Account II^			
$5,500,000	1.25%	01/02/2003	$ 5,500,000
Maturity Value: $5,500,382			
TOTAL REPURCHASE AGREEMENT (Cost $5,500,000)			$ 5,500,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $206,637,335)			$224,334,423

Statement of Investments (continued)

December 31, 2002

Shares	Description	Value
Securities Lending Collateral – 2.5%		
5,504,900	Boston Global Investment Trust – Enhanced Portfolio	$ 5,504,900
TOTAL SECURITIES LENDING COLLATERAL (Cost $5,504,900)		$ 5,504,900
TOTAL INVESTMENTS (Cost $212,142,235)		$229,839,323

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on December 31, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
REIT — Real Estate Investment Trust

Statement of Assets and Liabilities

December 31, 2002

Assets:	
Investment in securities, at value (identified cost $206,637,335)	$224,334,423
Securities lending collateral, at value (which approximates cost)	5,504,900
Cash	45,288
Receivables:	
Dividends and interest	1,591,645
Investment securities sold	1,143,852
Fund shares sold	905,033
Reimbursement from adviser	35,733
Securities lending income	2,815
Total assets	**233,563,689**

Liabilities:	
Payables:	
Payable upon return of securities loaned	5,504,900
Fund shares repurchased	3,239,075
Investment securities purchased	856,913
Amounts owed to affiliates	263,389
Accrued expenses and other liabilities	62,324
Total liabilities	**9,926,601**

Net Assets:	
Paid-in capital	207,523,680
Accumulated undistributed net investment income	278,476
Accumulated net realized loss from investment transactions	(1,862,156)
Net unrealized gain on investments	17,697,088
NET ASSETS	**$223,637,088**
Net asset value, offering and redemption price per share:[a]	
Class A	$10.53
Class B	$10.57
Class C	$10.51
Institutional	$10.55
Service	$10.57
Shares outstanding:	
Class A	11,730,662
Class B	1,348,613
Class C	863,392
Institutional	7,278,344
Service	2,881
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	**21,223,892**

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $11.14. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Year Ended December 31, 2002

Investment Income:	
Dividends[a]	$11,291,998
Interest (including securities lending income of $11,411)	130,744
Total income	11,422,742

Expenses:	
Management fees	2,494,809
Distribution and Service fees[b]	937,546
Transfer Agent fees[c]	350,815
Custodian fees	107,453
Printing fees	102,392
Registration fees	59,215
Professional fees	38,518
Trustee fees	10,286
Other	72,246
Total expenses	4,173,280
Less — expense reductions	(728,634)
Net expenses	3,444,646
NET INVESTMENT INCOME	7,978,096

Realized and unrealized gain (loss) on investment transactions:	
Net realized gain from investment transactions	5,679,553
Net change in unrealized gain on investments	(8,357,536)
Net realized and unrealized loss on investment transactions	(2,677,983)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 5,300,113

(a) Foreign taxes withheld on dividends were $24,456.
(b) Class A, Class B and Class C Shares had Distribution and Service fees of $735,942, $123,973, and $77,631, respectively.
(c) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $279,658, $23,555, $14,750, $32,847 and $5, respectively.

Statements of Changes in Net Assets

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
From operations:		
Net investment income	$ 7,978,096	$ 7,654,476
Net realized gain from investment transactions	5,679,553	9,010,121
Net change in unrealized gain (loss) on investments	(8,357,536)	(2,448,877)
Net increase in net assets resulting from operations	5,300,113	14,215,720
Distributions to shareholders:		
From net investment income		
Class A Shares	(4,139,322)	(4,919,306)
Class B Shares	(306,061)	(194,568)
Class C Shares	(181,699)	(123,622)
Institutional Shares	(2,634,890)	(2,827,784)
Service Shares	(822)	(64)
From net realized gain on investment transactions		
Class A Shares	(3,231,297)	(5,873,329)
Class B Shares	(367,657)	(304,823)
Class C Shares	(228,713)	(226,221)
Institutional Shares	(1,931,058)	(3,094,166)
Service Shares	(4,296)	(80)
From return of capital		
Class A Shares	(720,571)	—
Class B Shares	(53,279)	—
Class C Shares	(31,630)	—
Institutional Shares	(458,681)	—
Service Shares	(143)	—
Total distributions to shareholders	(14,290,119)	(17,563,963)
From share transactions:		
Proceeds from sales of shares	120,739,720	92,948,092
Reinvestment of dividends and distributions	11,363,763	14,051,351
Cost of shares repurchased	(131,840,589)	(76,723,778)
Net increase in net assets resulting from share transactions	262,894	30,275,665
TOTAL INCREASE (DECREASE)	(8,727,112)	26,927,422
Net assets:		
Beginning of year	232,364,200	205,436,778
End of year	$223,637,088	$232,364,200
Accumulated undistributed net investment income	$ 278,476	$ 173,110

The accompanying notes are an integral part of these financial statements.

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders				
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From realized gains	From tax return of capital	Total distributions
FOR THE YEARS ENDED DECEMBER 31,									
2002 - Class A Shares	$10.85	$0.46[c]	$(0.14)	$ 0.32	$(0.31)	$ —	$(0.27)	$(0.06)	$(0.64)
2002 - Class B Shares	10.90	0.40[c]	(0.16)	0.24	(0.24)	—	(0.27)	(0.06)	(0.57)
2002 - Class C Shares	10.84	0.39[c]	(0.16)	0.23	(0.23)	—	(0.27)	(0.06)	(0.56)
2002 - Institutional Shares	10.87	0.51[c]	(0.14)	0.37	(0.36)	—	(0.27)	(0.06)	(0.69)
2002 - Service Shares	10.90	0.42[c]	(0.11)	0.31	(0.31)	—	(0.27)	(0.06)	(0.64)
2001 - Class A Shares	11.00	0.37[c]	0.34	0.71	(0.39)	—	(0.47)	—	(0.86)
2001 - Class B Shares	11.05	0.30[c]	0.34	0.64	(0.32)	—	(0.47)	—	(0.79)
2001 - Class C Shares	10.98	0.30[c]	0.35	0.65	(0.32)	—	(0.47)	—	(0.79)
2001 - Institutional Shares	11.03	0.41[c]	0.34	0.75	(0.44)	—	(0.47)	—	(0.91)
2001 - Service Shares	11.04	0.37[c]	0.34	0.71	(0.38)	—	(0.47)	—	(0.85)
2000 - Class A Shares	8.68	0.44[c]	2.28	2.72	(0.36)	—	—	(0.04)	(0.40)
2000 - Class B Shares	8.73	0.40[c]	2.27	2.67	(0.31)	—	—	(0.04)	(0.35)
2000 - Class C Shares	8.66	0.39[c]	2.27	2.66	(0.30)	—	—	(0.04)	(0.34)
2000 - Institutional Shares	8.69	0.48[c]	2.30	2.78	(0.40)	—	—	(0.04)	(0.44)
2000 - Service Shares	8.69	0.44[c]	2.30	2.74	(0.35)	—	—	(0.04)	(0.39)
1999 - Class A Shares	9.20	0.38[c]	(0.48)	(0.10)	(0.38)	(0.02)	—	(0.02)	(0.42)
1999 - Class B Shares	9.27	0.28[c]	(0.45)	(0.17)	(0.28)	(0.07)	—	(0.02)	(0.37)
1999 - Class C Shares	9.21	0.30[c]	(0.48)	(0.18)	(0.30)	(0.05)	—	(0.02)	(0.37)
1999 - Institutional Shares	9.21	0.40[c]	(0.47)	(0.07)	(0.40)	(0.03)	—	(0.02)	(0.45)
1999 - Service Shares	9.21	0.38[c]	(0.49)	(0.11)	(0.38)	(0.01)	—	(0.02)	(0.41)
FOR THE PERIOD ENDED DECEMBER 31,									
1998 - Class A Shares (commenced July 27)	10.00	0.15	(0.80)	(0.65)	(0.15)	—	—	—	(0.15)
1998 - Class B Shares (commenced July 27)	10.00	0.14[c]	(0.83)	(0.69)	(0.04)	—	—	—	(0.04)
1998 - Class C Shares (commenced July 27)	10.00	0.22[c]	(0.91)	(0.69)	(0.10)	—	—	—	(0.10)
1998 - Institutional Shares (commenced July 27)	10.00	0.31[c]	(0.95)	(0.64)	(0.15)	—	—	—	(0.15)
1998 - Service Shares (commenced July 27)	10.00	0.25[c]	(0.91)	(0.66)	(0.13)	—	—	—	(0.13)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.53	2.91%	$123,487	1.45%	4.08%	1.84%	3.69%	37%
10.57	2.12	14,256	2.20	3.61	2.34	3.47	37
10.51	2.11	9,072	2.20	3.56	2.34	3.42	37
10.55	3.31	76,792	1.05	4.53	1.19	4.39	37
10.57	2.78	30	1.55	3.97	1.69	3.83	37
10.85	6.75	144,286	1.44	3.36	1.83	2.97	50
10.90	5.98	7,559	2.19	2.71	2.33	2.57	50
10.84	6.13	5,594	2.19	2.74	2.33	2.60	50
10.87	7.16	74,923	1.04	3.75	1.18	3.61	50
10.90	6.83	2	1.54	3.32	1.68	3.18	50
11.00	31.86	122,964	1.44	4.43	1.99	3.88	49
11.05	31.04	5,355	2.19	3.93	2.49	3.63	49
10.98	31.14	2,991	2.19	3.90	2.49	3.60	49
11.03	32.45	74,125	1.04	4.89	1.34	4.59	49
11.04	31.99	2	1.34	4.46	1.84	4.16	49
8.68	(1.02)	93,443	1.44	4.14	1.96	3.62	37
8.73	(1.73)	457	2.19	3.21	2.46	2.94	37
8.66	(1.80)	697	2.19	3.38	2.46	3.11	37
8.69	(0.64)	42,790	1.04	4.43	1.31	4.16	37
8.69	(1.12)	1	1.54	4.17	1.81	3.90	37
9.20	(6.53)	19,961	1.47[b]	23.52[b]	3.52[b]	21.47[b]	6
9.27	(6.88)	2	2.19[b]	3.60[b]	4.02[b]	1.77[b]	6
9.21	(6.85)	1	2.19[b]	5.49[b]	4.02[b]	3.66[b]	6
9.21	(6.37)	47,516	1.04[b]	8.05[b]	2.87[b]	6.22[b]	6
9.21	(6.56)	1	1.54[b]	6.29[b]	3.37[b]	4.46[b]	6

Notes to Financial Statements

December 31, 2002

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Real Estate Securities Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

The Fund invests primarily in securities of issuers that are engaged in or related to the real estate industry and has a policy of concentrating its investments in the real estate industry. Therefore, an investment in the Fund is subject to certain risks associated with the direct ownership of real estate and with the real estate industry in general.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the nasdaq system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available, are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Securities Transactions and Investment Income — Securities transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes, including reclaims, where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code (the ''Code'') applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions, if any, are declared and paid quarterly. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as from net investment income or net realized gain on investment transactions, or from capital, depending on the type of book/tax differences that may exist.

In addition, distributions paid by the Fund's investments in real estate investment trusts (''REITs'') often include a ''return of capital'' which is recorded by the Fund as a reduction of the cost basis of the securities held. The Code requires a REIT to distribute at least 95% of its taxable income to investors. In many cases, however, because of ''non-cash'' expenses such as property depreciation, an equity REIT's cash flow will exceed its taxable income. The REIT may distribute this excess cash to offer a more competitive yield. This portion of the distribution is deemed a return of capital, and is generally not taxable to shareholders.

D. Expenses — Expenses incurred by the Trust which do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Fund bear all expenses and fees relating to their respective Distribution and Service Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees. Service Shares bear all expenses and fees relating to its Service and Shareholder Administration Plans.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

E. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (''The Agreement'') Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Fund. Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered under the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, calculated daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of the Fund.

Goldman Sachs has voluntarily agreed to reduce or limit certain ''Other Expenses'' for the Fund (excluding Management fees, Service Share fees, Distribution and Service fees, Transfer Agent fees, litigation and indemnification costs, taxes, interest, brokerage commissions, shareholder meeting and other extraordinary expenses) until further notice to the extent such expenses exceed 0.00% of the average daily net assets of the Fund. For the year ended December 31, 2002, the adviser reimbursed approximately $359,000. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the year ended December 31, 2002, the custody fees were reduced by approximately $2,000 under such arrangements.

Goldman Sachs serves as the Distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended December 31, 2002, Goldman Sachs has advised the Fund that it retained approximately $244,000, $200 and $100, respectively, for Class A, Class B and Class C Shares.

The Trust, on behalf of the Fund's Class A, Class B and Class C Shares, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution and personal and account maintenance services. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to receive a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Fund's average daily net assets attributable to Class B or Class C Shares. Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal, on an annual basis, to 0.25% of the average daily net assets attributable to the Class A Shares. For the year ended December 31, 2002, Goldman Sachs has waived approximately $368,000 of the Distribution and Service fees attributable to the Class A Shares. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively (on an annualized basis), of the average daily net asset value of the Service Shares.

Notes to Financial Statements (continued)

December 31, 2002

3. AGREEMENTS (continued)

Goldman Sachs also serves as the Transfer Agent of the Fund for a fee calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

At December 31, 2002, the amounts the Fund owed to affiliates were approximately $190,000, $46,000 and $27,000 for Management, Distribution and Service and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds and sales or maturities of securities (excluding short-term investments) for the year ended December 31, 2002, were $90,348,734 and $88,825,262, respectively.

For the year ended December 31, 2002, Goldman Sachs earned approximately $27,000 of brokerage commissions from portfolio transactions.

Option Accounting Principles — When the Fund writes call or put options, an amount equal to the premium received is recorded as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a protective put option by the Fund, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Fund has purchased expires on the stipulated expiration date, the Fund will realize a loss in the amount of the cost of the option. If the Fund enters into a closing sale transaction, the Fund will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option. If the Fund exercises a purchased put option, the Fund will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Fund exercises a purchased call option, the cost of the security which the Fund purchases upon exercise will be increased by the premium originally paid. At December 31, 2002, there were no open written option contracts.

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the SEC and the terms and conditions contained therein, the Fund may lend its securities through its securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Fund bears the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Fund and BGA receive compensation relating to the lending of the Fund's securities. The amount earned by the Fund for the year ended December 31, 2002 is reported parenthetically on the Statement of Operations. A portion of this amount, $961, represents compensation earned by the Fund from lending its securities to Goldman Sachs. For the year ended December 31, 2002, BGA earned fees of approximately $2,000 as securities lending agent. At December 31, 2002, the Fund loaned securities having a market value of $5,210,500 collateralized by cash in the amount of $5,504,900, which was invested in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware Business Trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM. The Enhanced

5. SECURITIES LENDING (continued)

Portfolio invests in high quality money market instruments. The Fund bears the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At December 31, 2002, the Fund had an undivided interest in the following Joint Repurchase Agreement Account II which equaled $5,500,000 in principal amount. At December 31, 2002, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC	$ 460,600,000	1.20%	01/02/2003	$ 460,630,707
Banc of America Securities LLC	750,000,000	1.26	01/02/2003	750,052,500
Barclays Capital PLC	500,000,000	1.25	01/02/2003	500,034,722
Bear Stearns Companies, Inc.	1,000,000,000	1.25	01/02/2003	1,000,069,444
Deutsche Bank Securities, Inc.	500,000,000	1.25	01/02/2003	500,034,722
Greenwich Capital Markets	1,500,000,000	1.25	01/02/2003	1,500,104,167
J.P. Morgan Chase & Co., Inc.	1,000,000,000	1.24	01/02/2003	1,000,068,889
Lehman Brothers	1,400,000,000	1.27	01/02/2003	1,400,098,778
Morgan Stanley	1,579,400,000	1.25	01/02/2003	1,579,509,681
UBS Warburg LLC	2,500,000,000	1.25	01/02/2003	2,500,173,611
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$11,190,000,000			$11,190,777,221

7. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the year ended December 31, 2002, the Fund did not have any borrowings under this facility.

Notes to Financial Statements (continued)

December 31, 2002

8. ADDITIONAL TAX INFORMATION

The tax character of distributions paid was as follows:

	Fiscal Year Ended	
	December 31, 2001	December 31, 2002
Distributions paid from:		
Ordinary Income	$ 9,660,901	$ 7,859,831
Net long-term capital gains	7,903,062	5,165,984
Total taxable distributions	$17,563,963	$13,025,815
Tax return of capital	$ —	$ 1,264,304

As of December 31, 2002, the components of accumulated earnings (losses) on a tax basis were as follows:

Undistributed ordinary income — net	$ —
Undistributed long-term capital gains	—
Total undistributed earnings	$ —
Capital loss carryforward	—
Timing differences (post October losses/certain REIT distributions)	(637,286)
Unrealized gains — net	16,750,694
Total accumulated earnings — net	$ 16,113,408
Capital loss carryforward years of expiration	—

At December 31, 2002, the Fund's aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes were as follows:

Tax Cost	$207,583,729
Gross unrealized gain	25,941,016
Gross unrealized loss	(9,190,322)
Net unrealized security gain (loss)	$ 16,750,694

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales.

9. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, the Fund has reclassified $654,368 and $600,128 from paid in capital to accumulated undistributed net investment income and accumulated net realized loss from investment transactions, respectively. These reclassifications have no impact on the net asset value of the Fund. These reclassifications resulted primarily from the difference in the tax treatment of return of capital on real estate securities.

10. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Year Ended December 31, 2002		For the Year Ended December 31, 2001	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	6,027,288	$ 66,883,384	5,341,003	$ 58,879,373
Reinvestment of dividends and distributions	605,739	6,635,110	862,408	9,231,567
Shares repurchased	(8,202,903)	(90,147,053)	(4,082,445)	(44,646,470)
	(1,569,876)	(16,628,559)	2,120,966	23,464,470
Class B Shares				
Shares sold	962,460	11,021,677	460,130	5,135,118
Reinvestment of dividends and distributions	49,644	538,389	29,372	315,919
Shares repurchased	(357,023)	(3,869,874)	(280,757)	(3,089,387)
	655,081	7,690,192	208,745	2,361,650
Class C Shares				
Shares sold	539,833	6,091,240	343,726	3,801,610
Reinvestment of dividends and distributions	34,603	372,930	25,290	270,345
Shares repurchased	(227,256)	(2,531,204)	(125,294)	(1,401,764)
	347,180	3,932,966	243,722	2,670,191
Institutional Shares				
Shares sold	3,190,831	36,551,594	2,288,551	25,131,991
Reinvestment of dividends and distributions	347,881	3,812,073	394,441	4,233,375
Shares repurchased	(3,151,979)	(35,125,404)	(2,516,923)	(27,586,157)
	386,733	5,238,263	166,069	1,779,209
Service Shares				
Shares sold	18,168	191,825	—	—
Reinvestment of dividends and distributions	504	5,261	14	145
Shares repurchased	(15,970)	(167,054)	—	—
	2,702	30,032	14	145
NET INCREASE (DECREASE)	(178,180)	$ 262,894	2,739,516	$ 30,275,665



Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statement of assets and liabilities of Goldman Sachs Real Estate Securities Fund (one of the funds comprising the Goldman Sachs Trust) (the ''Fund''), including the statement of investments, as of December 31, 2002, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the periods ended December 31, 1998 and 1999 were audited by other auditors whose report, dated February 16, 2000, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of Goldman Sachs Real Estate Securities Fund at December 31, 2002, the results of its operations, the changes in its net assets, and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 7, 2003

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust (the "Trust")[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 60	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (since 1989); Member of Cornell University Council (since 1992); Trustee of the Walnut Street Theater (since 1992); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors-III and IV (since November 1998) and Equity-Limited Investors II (since April 2002); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Mary Patterson McPherson Age: 67	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Wilma J. Smelcer Age: 53	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Richard P. Strubel Age: 63	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); the Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
***Gary D. Black** **Age: 41**	Trustee	Since 2002	Managing Director, Goldman, Sachs & Co. (''Goldman Sachs'') (since June 2001); President—Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-2002); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst Sanford Bernstein (February 1992-December 1998). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
***James A. McNamara** **Age: 40**	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since 2000); Director of Institutional Fund Sales, Goldman Sachs Asset Management (''GSAM'') (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
***Alan A. Shuch** **Age: 53**	Trustee	Since 1990	Advisory Director—Goldman Sachs Asset Management (''GSAM'') (since May 1999); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
***Kaysie P. Uniacke** **Age: 41**	President & Trustee	Since 2002 Since 2001	President—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2002). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001). Managing Director, Goldman Sachs (since 1997), Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (1997-2002).	61	None

** These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2002, the Trust consisted of 55 portfolios and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e.,''public companies'') or other investment companies registered under the Investment Company Act of 1940. Additional information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Address And Age	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke **32 Old Slip** **New York, NY 10005** **Age: 41**	President & Trustee	Since 2002 Since 2001	President—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2002). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001). Managing Director, Goldman Sachs (since 1997). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (1997-2002).
James A. Fitzpatrick **4900 Sears Tower** **Chicago, IL 60606** **Age: 42**	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); and Vice President of GSAM (April 1997-December 1999). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara **4900 Sears Tower** **Chicago, IL 60606** **Age: 40**	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since 2000); Director of Institutional Fund Sales, Goldman Sachs Asset Management (''GSAM'') (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski **32 Old Slip** **New York, NY 10005** **Age: 38**	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff **32 Old Slip** **New York, NY 10005** **Age: 37**	Secretary	Since 2001	Managing Director, Goldman Sachs (since November 2002) Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (since December 1997). Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Voting Results of Special Meeting of Shareholders (Unaudited)

A Special Meeting of Shareholders of the Goldman Sachs Trust (the ''Trust'') was held on December 16, 2002 (the ''Meeting'') for the purpose of electing nine trustees of the Trust.

At the Meeting, Ashok N. Bakhru, Gary D. Black, Patrick T. Harker, James A. McNamara, Mary Patterson McPherson, Alan A. Shuch, Wilma J. Smelcer, Richard P. Strubel and Kaysie P. Uniacke were elected to the Trust's Board of Trustees. In electing trustees, the Trust's shareholders voted as follows:

Trustee	For	Against	Abstain	Broker Non-Votes
Ashok N. Bakhru	38,115,103,054	0	78,161,501	0
Gary D. Black	38,118,912,965	0	74,351,590	0
Patrick T. Harker	38,118,709,249	0	74,555,307	0
James A. McNamara	38,118,863,514	0	74,401,042	0
Mary Patterson McPherson	38,117,855,582	0	75,408,974	0
Alan A. Shuch	38,117,329,648	0	75,934,908	0
Wilma J. Smelcer	38,117,103,238	0	76,161,317	0
Richard P. Strubel	38,116,893,596	0	76,370,960	0
Kaysie P. Uniacke	38,116,693,245	0	76,571,311	0

Goldman Sachs Real Estate Securities Fund — Tax Information (unaudited)

For the year ended December 31, 2002, 0.00% of the dividends paid from net investment company taxable income by the Fund qualify for the dividends received deduction available to corporations.

Pursuant to Section 852 of the Internal Revenue Code, the Fund designated $5,165,984 as capital gains dividends paid during its year ended December 31, 2002, and are taxed at a maximum rate of 20%.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $329.6 billion in assets under management as of December 31, 2002 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results
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Innovative, Value-Added Investment Products
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Outstanding Client Service
- Dedicated Service Teams
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GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE^{SM} International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE^{SM} Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund†
- Growth Opportunities Fund
- Research Select Fund^{SM}
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE^{SM} Large Cap Growth Fund
- CORE^{SM} Large Cap Value Fund
- CORE^{SM} U.S. Equity Fund
- CORE^{SM} Tax-Managed Equity Fund

Specialty Funds
- Internet Tollkeeper Fund^{SM}
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Municipal Fund
- Global Income Fund
- High Yield Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund*
- Enhanced Income Fund

Money Market Funds[1]

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[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund^{SM}, Internet Tollkeeper Fund^{SM} and CORE^{SM} are service marks of Goldman, Sachs & Co.

* *Effective July 1, 2002 the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.*

† *The Goldman Sachs Concentrated Growth Fund was launched on September 3, 2002.*

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Holdings listed are as of 12/31/02 and are not indicative of future holdings.

The Fund may participate in the Initial Public Offer (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investments in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total return may not be as significant.

An investment in the Real Estate Securities Fund is subject to certain risks associated with the direct ownership of real estate and with concentrating its investments in the real estate industry in general and may be suitable only for those investors who are financially able to assume greater risk and share price volatility than presented by funds that do not concentrate in the real estate industry.

Goldman, Sachs & Co. is the distributor of the Fund.

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